The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 23, 2004

Filed Pursuant to Rule 424(b)(2)

File No. 333-106272

Prospectus Supplement

(To Prospectus Dated June 30, 2003)

Citigroup Global Markets Holdings Inc.

             Stock Market Upturn NotesSM

Based Upon the S&P 500 Index®

Due                      , 2006

$10.00 per Note

•	We will not make any payments on the notes prior to maturity.
•	You will receive at maturity for each note an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative.
•	The index return amount will be based on the percentage change of the S&P 500 Index during the term of the notes.
•	If the S&P 500 Index increases, the index return amount will be positive and will equal the product of (a) $10, (b) the percentage increase, subject to a cap that is expected to be %, in the S&P 500 Index, and (c) a participation rate that is expected to be %. Because of the appreciation cap, the index return amount cannot exceed $ and the maturity payment cannot exceed $ per note.
•	If the S&P 500 Index decreases, the index return amount will be negative and will equal the product of (a) $10 and (b) the percentage decrease in the S&P 500 Index. If the index return amount is negative, the maturity payment will be less than the $10 principal amount per note and could be zero.
•	If there is no change in the S&P 500 Index, the index return amount will be zero and the maturity payment will be $10 per note.
•	We will apply to list the notes on the American Stock Exchange under the symbol “SPU,” but we cannot assure you that the notes will be approved for listing.

Investing in the Notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page S-8.

“Standard & Poor’s®,” “Standard & Poor’s 500®,” “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Global Markets Holdings Inc. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Security		Total

Public Offering Price		$10.00	$
Underwriting Discount	$		$
Proceeds to Citigroup Global Markets Holdings Inc.	$		$

The underwriter expects to deliver the notes to purchasers on or about                     , 2004.

Investment Products	Not FDIC Insured	May Lose Value	Not Bank Guarantee

                    , 2004

SUMMARY

This summary includes questions and answers that highlight selected information from the accompanying prospectus and this prospectus supplement to help you understand the Stock Market Upturn Notes based upon the S&P 500 Index®. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the notes, certain information regarding how the S&P 500 Index is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

Selected Purchase Considerations

•	Capped Enhanced Appreciation — If the ending value of the S&P 500 Index exceeds its starting value by less than %, your participation in the index’s appreciation will be increased by the upside participation rate of %. If the ending value of the S&P 500 Index is % or greater than its starting value, your maturity payment will be capped at % of the principal amount of the notes.
•	The S&P 500 Index — The return on the notes is based upon the performance of the S&P 500 Index, which is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.
•	Low Minimum Investment — Minimum investments start as low as $10 per note.

•	Diversification — The notes’ link to the S&P 500 Index may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors Relating to the Notes” section of this prospectus supplement. Some are summarized here.

•	Your Investment in the Notes May Result in a Loss if the S&P 500 Index Declines — If the ending value of the S&P 500 Index is less than the starting value of the S&P 500 Index, the maturity payment you receive will be less than your initial investment, even if the value of the index exceeded its starting value at one or more times over the term of the notes.
•	The Return on the Notes Will Be Capped — The appreciation cap limits the portion of any appreciation in the value of the S&P 500 Index in which you will share to % of the principal amount of the notes. If the ending value of the S&P 500 Index exceeds its starting value by more than %, the return on the notes will be less than the return on an investment in the underlying stocks of the S&P 500 Index or a similar security that was directly linked to the S&P 500 Index but was not subject to an appreciation cap.
•	You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop — We will apply to list the notes on the American Stock Exchange under the symbol “ SPU,” but we cannot assure you that the notes will be approved for listing. In addition, any secondary market that does develop may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets Inc. intends to make a market in the notes, it is not obligated to do so.
•	The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity May Be Substantially Less Than the Amount You Originally Invest — Due to changes in the prices of and the dividend yields on the stocks underlying the S&P 500 Index, interest rates, the earnings performance of the issuers of the stocks underlying the S&P 500 Index, other economic conditions and Citigroup Global Markets Holdings’ perceived creditworthiness, the notes may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your notes prior to maturity.
•	You Will Not Receive Any Periodic Payments — You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the S&P 500 Index.

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Notes are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes mature on                     , 2006 and do not provide for earlier redemption by you or by us.

Each Security represents a principal amount of $10. You may transfer the Notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in this prospectus supplement and the section “Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity.

What Will I Receive at Maturity of the Notes?

At maturity, you will receive an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10 principal amount per Note and could be zero.

How Will the Index Return Amount Be Calculated?

The index return amount will be based on the index return of the S&P 500 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

Ending Value — Starting Value
Starting Value

provided that the index return will be subject to a cap of         %, which will be determined on the date the Notes are priced for initial sale to the public. We will disclose the cap to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

•	If the index return is positive, the index return amount will equal the product of:

$10 * Upside Participation Rate * Index Return

The upside participation rate is expected to be         % and will be determined on the date the Notes are priced for initial sale to the public. We will disclose the upside participation rate to you in the final prospectus supplement delivered to you in connection with the sale of the Notes. Because the index return is capped at         %, the index return amount cannot exceed $         and the maturity payment cannot exceed $         per Note.

•	If the index return is zero (in other words, if there is no change in the value of the S&P 500 Index over the term of the Notes), the index return amount will be zero and the maturity payment will be $10 per Note.

•	If the index return is negative, the index return amount will equal the product of:

$10 * Index Return

In this case, the index return amount will be negative and the maturity payment will be less than $10 per Note and could be zero.

The starting value will equal the closing value of the S&P 500 Index on the date the Notes are priced for initial sale to the public. We will disclose the starting value to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

The ending value will be the closing value of the S&P 500 Index on the third index business day before the maturity date.

For more specific information about the “index return amount,” the “index return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the index return amount and the index return, please see “Description of the Notes — Index Return Amount” in this prospectus supplement.

The amount payable to you at maturity is dependent upon the performance of the S&P 500 Index during the period after the date of this prospectus supplement up to and including the date on which the ending value is determined.

•	If the S&P 500 Index increases by more than % during this period, the appreciation cap will limit the index return to % and will limit your participation in the index’s appreciation to % of the principal amount of the Notes. For increases in the value of the index of more than %, therefore, the Notes provide less appreciation than an investment in an instrument directly linked to the index.

•	If the S&P 500 Index increases by between % and % during this period, the appreciation on an investment in the Notes will be %. The index return will, because of the appreciation cap, be % and the upside participation rate of % will increase your participation in the index’s appreciation to % of the principal amount of the Notes. For increases in the value of the index equal to or greater than % and less than %, therefore, the Notes provide more appreciation than an investment in an instrument directly linked to the index. For an increase in the value of the index of %, an investment in the Notes provides the same appreciation as an investment in an instrument directly linked to the index.

•	If the S&P 500 Index increases by less than % during this period, the index return will equal the percentage appreciation in the index, and the participation rate of % will increase your participation in the index’s appreciation. For increases in the value of the index of less than %, therefore, the Notes provide times the appreciation of an investment in an instrument directly linked to the index.

•	If the S&P 500 Index decreases during this period, the index return and index return amount will be negative. Because there is no floor on depreciation, you will participate in all depreciation in the value of the index.

Is There a Possibility of Loss of Capital?

If the ending value of the S&P 500 Index is less than its starting value, at maturity you will receive less than the original principal amount of the Notes. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Notes. Even if the ending value of the index is greater than its starting value, the total yield on the Notes may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity. You should refer to “Risk Factors — The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this prospectus supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical maturity payments, see “Description of the Notes — Maturity Payment — Hypothetical Examples” in this prospectus supplement.

Who Publishes the S&P 500 Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500 Index provided in this prospectus supplement is derived from S&P or other publicly available sources. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which S&P uses as an assumed model for the composition of the total market.

Please note that an investment in the Notes does not entitle you to any ownership or other interest in the stocks of the companies included in the S&P 500 Index.

How Has the S&P 500 Index Performed Historically?

We have provided tables showing the closing values of the S&P 500 Index on the last index business day of each month from January 1999 to June 2004, and on the last index business day of December from 1947 through 2003, as well as a graph showing the closing values of the S&P 500 Index on the last index business day of December from 1947 through 2003. You can find these tables and the graph in the section “Description of the S&P 500 Index — Historical Data on the S&P 500 Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in recent years. However, past performance is not necessarily indicative of how the S&P 500 Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the S&P 500 Index Is Not an Indication of the Future Performance of the Index” in this prospectus supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

In purchasing a Note, you agree with Citigroup Global Markets Holdings that you and Citigroup Global Markets Holdings intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the S&P 500 Index at maturity. Under such treatment, upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder’s tax basis in the Note at that time. Gain or loss on the sale, redemption or other disposition of the Notes generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity. You should refer to the section “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the Notes on the American Stock Exchange under the symbol “SPU,” but we cannot assure you that the notes will be approved for listing. Citigroup Global Markets Inc. currently intends, but is not obligated, to make an over-the-counter market in the Notes should the Notes not be approved for listing. You should be aware that, even if the Notes are approved for listing on the American Stock Exchange, that will not necessarily ensure that a liquid trading market will be available for the Notes.

What Is the Role of Citigroup Global Markets Holdings’ Subsidiary, Citigroup Global Markets Inc.?

Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Notes to create a secondary market for holders of the Notes, and may engage in other activities described in the section “Underwriting” in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the Notes.

Can You Tell Me More About Citigroup Global Markets Holdings?

Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

Citigroup Global Markets Holdings’ ratios of earnings to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 1999 are as follows:

	Three Months Ended March 31, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	2.02x	1.90x	1.44x	1.34x	1.32x	1.46x

Can You Tell Me More About the Effect of Citigroup Global Markets Holdings’ Hedging Activity?

We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity could affect the value of the S&P 500 Index and therefore the market value of the Notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Notes declines. You should refer to “Risk Factors Relating to the Notes — Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the Notes. Employee benefit plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

Are There Any Risks Associated with My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-15286), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2003, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and (iii) Current Reports on Form 8-K filed on January 20, 2004, January 29, 2004, January 30, 2004, March 1, 2004, March 29, 2004, April 1, 2004, April 15, 2004, April 30, 2004, June 3, 2004, June 22, 2004, June 29, 2004, June 30, 2004, July 15, 2004 and July 21, 2004.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the world wide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the Notes differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the S&P 500 Index on the third index business day before the maturity date, an investment in the Notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the S&P 500 Index and other events that are difficult to predict and beyond our control.

Your Investment in the Notes May Result in a Loss if the Value of the S&P 500 Index Declines

The amount of the maturity payment will depend on the value of the S&P 500 Index on the third index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your Notes. If the ending value of the S&P 500 Index is less than the starting value of the S&P 500 Index, the amount you receive at maturity for each Note will be less than the $10 you pay for each Note, and could be zero, in which case your investment in the Notes will result in a loss. This will be true even if the value of the S&P 500 Index at any point during the term of the Notes exceeds the starting value of the S&P 500 Index.

The Appreciation of Your Investment in the Notes Will Be Capped

As a result of the appreciation cap of         %, the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the S&P 500 Index. The appreciation cap of         %, together with the upside participation rate, will operate to limit the portion of any appreciation in the value of the S&P 500 Index in which you will share to         % of the principal amount of the Notes. If the ending value of the S&P 500 Index exceeds the starting value by more than         %, the appreciation on an investment in the Notes will be less than the appreciation on an investment in the underlying stocks of the S&P 500 Index or an investment in an instrument that was directly linked to the price return of the S&P 500 Index but was not subject to an appreciation cap.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

If the ending value of the S&P 500 Index is less than         (an increase of         % from the starting value of the S&P 500 Index), the yield on the Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the S&P 500 Index.

The Historical Performance of the S&P 500 Index Is Not an Indication of the Future Performance of the S&P 500 Index

The historical performance of the S&P 500 Index, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the S&P 500 Index during the term of the Notes. Changes in value of the S&P 500 Index will affect the trading price of the Notes, but it is impossible to predict whether the value of the index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize If You Actually Owned the Stocks Underlying the S&P 500 Index

Your return on the Notes will not reflect the return you would realize if you actually owned the stocks underlying the S&P 500 Index because S&P calculates the S&P 500 Index by reference to the prices of the stocks comprising the S&P 500 Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Notes may be less than the return you would realize if you actually owned the stocks underlying the S&P 500 Index even if the ending value of the S&P 500 Index is greater than its starting value.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than You Originally Invest

We believe that the value of your Notes in the secondary market will be affected by the supply of and demand for the Notes, the value of the S&P 500 Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the S&P 500 Index.    We expect that the market value of the Notes will likely depend substantially on the relationship between the closing value of the S&P 500 Index on the date the Notes are priced for initial sale to the public and the future value of the S&P 500 Index. However, changes in the value of the S&P 500 Index may not always be reflected, in full or in part, in the market value of the Notes. If you choose to sell your Notes when the value of the S&P 500 Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the S&P 500 Index will continue to fluctuate between that time and the time when the ending value of the S&P 500 Index is determined. If you choose to sell your Securities when the value of the S&P 500 Index is below the value of the index on the date the Notes are priced for initial sale to the public, you may receive less than your original investment.

Trading prices of the underlying stocks of the S&P 500 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Global Markets Holdings’ hedging activities in the underlying stocks of the S&P 500 Index, the issuance of securities similar to the Notes and other trading activities by Citigroup Global Markets Holdings, its affiliates and other market participants can also affect the price of the underlying stocks of the S&P 500 Index.

Volatility of the S&P 500 Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the S&P 500 Index changes during the term of the Notes, the market value of the Notes may decrease.

Events Involving the Companies Comprising the S&P 500 Index.    General economic conditions and earnings results of the companies whose common stocks comprise the S&P 500 Index and real or anticipated changes in those conditions or results may affect the market value of the Notes. In addition, if the dividend yields on those stocks increase, the value of the Notes may decrease because the S&P 500 Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the Notes may increase.

Interest Rates.    We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the Notes may decrease, and if U.S. interest rates decrease, the value of the Notes may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the S&P

500 Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the S&P 500 Index during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the Notes.

Citigroup Global Markets Holdings’ Hedging Activities.    Hedging activities related to the Notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 lndex or the stocks underlying the S&P 500 Index. This hedging activity could affect the value of the S&P 500 Index and therefore the market value of the Notes.

Citigroup Global Markets Holdings’ Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Notes.

We want you to understand that the impact of one of the factors specified above, such as a decrease in interest rates, may offset some or all of any change in the value of the Notes attributable to another factor, such as an increase in the value of the S&P 500 Index.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the S&P 500 Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Global Markets Holdings

Citigroup Global Markets Holdings’ affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the S&P 500 Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the S&P 500 Index and therefore the market value of the Notes.

Citigroup Global Markets Inc., an Affiliate of Citigroup Global Markets Holdings, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the Notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity may present a conflict between your interest in the Notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the S&P 500 Index and therefore the market value of the Notes. It could also be adverse to your interest if it affects the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Since hedging our obligation under the Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this prospectus supplement.

DESCRIPTION OF THE NOTES

The description in this prospectus supplement of the particular terms of the Stock Market Upturn NotesSM Based Upon the S&P 500 IndexSM Due             , 2006 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

General

The Stock Market Upturn NotesSM Based Upon the S&P 500 IndexSM (the “Notes”) are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal amount of the Notes issued will be $             (            Notes). The Notes will mature on             , 2006, will constitute part of the senior debt of Citigroup Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

The payment you receive at maturity on the Notes will depend on the percentage increase or decrease in the ending value of the S&P 500 Index from its starting value. If the ending value of the S&P 500 Index is less than its starting value, the payment you receive at maturity will be directly linked to the percentage decrease in the ending value of the index from its starting value, in which event you will receive less than your investment in the Notes. If the ending value of the S&P 500 Index is greater than its starting value, the payment you receive at maturity will be greater than your investment in the Notes. If the ending value of the S&P 500 Index exceeds its starting value by         % or less, the appreciation on an investment in the Notes will be                  the return on an instrument directly linked to the S&P 500 Index because of the upside participation rate of         %. However, because the appreciation cap, together with the upside participation rate, limits the maximum index return amount you can receive at maturity to         % of the principal amount of the Notes, in no circumstances will the payment you receive at maturity be more than $         per Note.

The trustee under the senior debt indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the senior debt indenture under which The Bank of New York serves as trustee has been filed with the SEC as an exhibit to the Registration Statement of which the accompanying prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in The Bank of New York senior debt indenture take the form “1.01,” “2.01” and so forth, rather than “101,” “201” and so forth. Section references in the accompanying prospectus should be read accordingly.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive an index return amount as described below.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

The Notes will mature on             , 2006. At maturity, you will receive for each Note a maturity payment equal to the sum of the initial principal amount of $10 per Note plus the index return amount, which may be positive, zero or negative.

Index Return Amount

The index return amount will be based on the index return of the S&P 500 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

Ending Value — Starting Value
Starting Value

provided that the index return will be subject to a cap of         % on any percentage increase, which will be determined on the date the Notes are priced for initial sale to the public. We will disclose the cap to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

•	If the index return is positive, the index return amount will equal the product of:

$10 * Upside Participation Rate * Index Return

The upside participation rate is expected to be         % and will be determined on the date the Notes are priced for initial sale to the public. We will disclose the Upside Participation Rate to you in the final prospectus supplement delivered to you in connection with the sale of the Notes. Because the index return is capped at         %, the index return amount cannot exceed $         and the maturity payment cannot exceed $         per Note.

•	If the index return is zero (i.e., if there is no change in the value of the S&P 500 Index over the term of the Notes), the index return amount will be zero and the maturity payment will be the $10 principal amount per Note.

•	If the index return is negative, the index return amount will equal the product of:

$10 * Index Return

In this case, the index return amount will be negative and the maturity payment will be less than the $10 principal amount per Note and could be zero.

The starting value will equal the closing value of the S&P 500 Index on the date the Notes are priced for initial sale to the public. We will disclose the starting value to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

The ending value will be the closing value of the S&P 500 Index on the third index business day before the maturity date.

If no value (including a closing value) of the S&P 500 Index is available on any date of determination because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the closing value of the S&P 500 Index will be the arithmetic mean, as determined by the calculation agent, of the value of the S&P 500 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the closing value of the S&P 500 Index by the calculation agent in the event no such value is available may be deferred by the calculation agent for up to two consecutive index business days on which a market disruption event is occurring.

An “index business day” means a day, as determined by the calculation agent, on which the S&P 500 Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500 Index on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the S&P 500 Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

A “market disruption event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500 Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the S&P 500 Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500 Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the S&P 500 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500 Index will be based on a comparison of the portion of the value of the S&P 500 Index attributable to that security relative to the overall value of the S&P 500 Index, in each case immediately before that suspension or limitation.

Maturity Payment — Hypothetical Examples

Because the return on the Notes is dependent on the ending value of the S&P 500 Index, and because the ending value of the S&P 500 Index could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.

The table below shows hypothetical maturity payments on the Notes for a range of ending values of the S&P 500 Index. The table assumes a starting value of the S&P 500 Index of 1115, an appreciation cap of 5.5% and an upside participation rate of 300%.

Ending Value	Percentage Change of the Index	Index Return on the Notes	Index Return Amount	Maturity Payment per Note
0	–100.0%	–100.0%	–$10.0	$0.00
558	–50.0%	–50.0%	–$5.00	$5.00
836	–25.0%	–25.0%	–$2.50	$7.50
864	–22.5%	–22.5%	–$2.25	$7.75
892	–20.0%	–20.0%	–$2.00	$8.00
920	–17.5%	–17.5%	–$1.75	$8.25
948	–15.0%	–15.0%	–$1.50	$8.50
976	–12.5%	–12.5%	–$1.25	$8.75
1004	–10.0%	–10.0%	–$1.00	$9.00
1031	–7.5%	–7.5%	–$0.75	$9.25
1059	–5.0%	–5.0%	–$0.50	$9.50
1087	–2.5%	–2.5%	–$0.25	$9.75
1115	0.0%	0.0%	$0.00	$10.00
1143	2.5%	2.5%	$0.75	$10.75
1171	5.0%	5.0%	$1.50	$11.50
1199	7.5%	5.5%	$1.65	$11.65
1204	8.0%	5.5%	$1.65	$11.65
1227	10.0%	5.5%	$1.65	$11.65
1254	12.5%	5.5%	$1.65	$11.65
1282	15.0%	5.5%	$1.65	$11.65
1293	16.0%	5.5%	$1.65	$11.65
1310	17.5%	5.5%	$1.65	$11.65
1338	20.0%	5.5%	$1.65	$11.65
1366	22.5%	5.5%	$1.65	$11.65

Ending Value	Percentage Change of the Index	Index Return on the Notes	Index Return Amount	Maturity Payment per Note
1394	25.0%	5.5%	$1.65	$11.65
1422	27.5%	5.5%	$1.65	$11.65
1450	30.0%	5.5%	$1.65	$11.65
1477	32.5%	5.5%	$1.65	$11.65
1505	35.0%	5.5%	$1.65	$11.65
1673	50.0%	5.5%	$1.65	$11.65
2230	100.0%	5.5%	$1.65	$11.65

The examples are for purposes of illustration only. The actual index return amount will depend on the actual starting value and the actual ending value determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the S&P 500 Index are included in this prospectus supplement under “Description of the S&P 500 Index — Historical Data on the S&P 500 Index.”

Discontinuance of the S&P 500 Index

If S&P discontinues publication of the S&P 500 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500 Index, then the ending value will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P 500 Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the ending value, the value to be substituted for the S&P 500 Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the S&P 500 Index prior to any such discontinuance.

If Dow Jones discontinues publication of the S&P 500 Index prior to the determination of the index return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the index return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the S&P 500 Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500 Index as described above, the successor index or value will be substituted for the S&P 500 Index for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500 Index or any successor index is changed in any material respect, or if the S&P 500 Index or any successor index is in any other way modified so that the value of the S&P 500 Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500 Index or the successor index as if the changes or modifications had not been made, and calculate the closing value with reference to the S&P 500 Index or the successor index. Accordingly, if the method of calculating the S&P 500 Index or any successor index is modified so that the value of the S&P 500 Index or any successor index is a fraction or a multiple of what it would have been if it had not been modified (in other words, due to a split in the S&P 500 Index), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (in other words, as if the split had not occurred).

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Book-Entry System

Upon issuance, all Notes will be represented by one or more fully registered global securities (the “Global Securities”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC.

A description of DTC’s procedures with respect to the Global Securities is set forth in the section “Book-Entry Procedures and Settlement” in the accompanying prospectus. DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

Same-Day Settlement and Payment

Settlement for the Notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the Notes are maintained in book-entry form.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500 INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500 Index provided in this prospectus supplement, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500 Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 500 Index.

The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate average market value (as defined below) of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

As of February 27, 2004, the common stocks of 424 of the 500 companies included in the S&P 500 Index were listed on the New York Stock Exchange (“NYSE”). As of February 27, 2004, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 77% of the market value of S&P’s internal database of over 7,227 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of February 27, 2004, the 500 companies included in the S&P 500 Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (87), Consumer Staples (37), Energy (23), Financials (84), Health Care (47), Industrials (59), Information Technology (82), Materials (33), Telecommunication Services (12) and Utilities (36). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

THE S&P 500 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX RETURN AMOUNT ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500 Index

While S&P currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change such methodology in a manner that may affect the index return amount, if any, payable to the beneficial owners of the Notes.

S&P currently computes the S&P 500 Index as of a particular time as follows:

(a) the product of the market price per share and the number of then outstanding shares of each component stock are determined as of such time (such product referred to as the “market value” of such stock);

(b) the market values of all component stocks as of such time (as determined under clause (a) above) are aggregated;

(c)  the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)  the mean average market values of all such common stocks over such base period (as determined under clause (c) above) are aggregated (such aggregate amount being referred to as the “base value”);

(e)  the aggregate market value of all component stocks as of such time (as determined under clause (b) above) is divided by the base value; and

(f)  the resulting quotient (expressed in decimals) is multiplied by ten.

S&P adjusts the foregoing formula to negate the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations. Such changes may result from such causes as the issuance of stock dividends, the granting to shareholders of rights to purchase additional shares of such stock, the purchase of shares by employees pursuant to employee benefit plans, certain consolidations and acquisitions, the granting to shareholders of rights to purchase other securities of the company, the substitution by S&P of particular component stocks in the S&P 500 Index, and other reasons. In all such cases, S&P first recalculates the aggregate market value of all component stocks (after taking account of the new market price per share of the particular component stock or the new number of outstanding shares thereof or both, as the case may be) and then determines the new base value in accordance with the following formula:

Old Base Value × New Market Value	=	New Base Value

Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of such causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

The following table sets forth the value of the S&P 500 Index at the end of each month in the period from January 1999 through June 2004. These historical data on the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	1279.64	1394.46	1366.01	1130.20	855.70	1131.13
February	1238.33	1366.42	1239.94	1106.73	841.15	1144.94
March	1286.37	1498.58	1160.33	1147.39	848.18	1126.21
April	1335.18	1452.43	1249.46	1076.92	916.92	1107.30
May	1301.84	1420.60	1255.82	1067.14	963.59	1120.68
June	1372.71	1454.60	1224.42	989.82	974.50	1140.84
July	1328.72	1430.83	1211.23	911.62	990.31
August	1320.41	1517.68	1133.58	916.07	1008.01
September	1282.71	1436.51	1040.94	815.02	995.97
October	1362.93	1429.40	1059.78	885.76	1050.71
November	1388.91	1314.95	1139.45	936.31	1058.20
December	1469.25	1320.28	1148.08	879.82	1111.92

The closing value of the S&P 500 Index on July 23, 2004 was 1086.20.

Year-End Closing Values

The following table sets forth the closing values of the S&P 500 Index on the last index business day of December from 1947 through 2003, as published by S&P. The historical performance of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline (or increase insufficiently) and thereby reduce or eliminate the maturity payment.

Year	Year End Closing Value	Year	Year End Closing Value	Year	Year End Closing Value	Year	Year End Closing Value
1947	15.30	1962	63.10	1977	95.10	1992	435.71
1948	15.20	1963	75.02	1978	96.11	1993	466.45
1949	16.79	1964	84.75	1979	107.94	1994	459.27
1950	20.43	1965	92.43	1980	135.76	1995	615.93
1951	23.77	1966	80.33	1981	122.55	1996	740.74
1952	26.57	1967	96.47	1982	140.64	1997	970.43
1953	24.81	1968	103.86	1983	164.93	1998	1229.23
1954	35.98	1969	92.06	1984	167.24	1999	1469.25
1955	45.48	1970	92.15	1985	211.28	2000	1320.28
1956	46.67	1971	102.09	1986	242.17	2001	1148.08
1957	39.99	1972	118.05	1987	247.08	2002	879.82
1958	55.21	1973	97.55	1988	277.72	2003	1111.92
1959	59.89	1974	68.56	1989	353.40
1960	58.11	1975	90.19	1990	330.22
1961	71.55	1976	107.46	1991	417.09

The following graph illustrates the historical performance of the S&P 500 Index based on the closing value thereof on the last index business day of December from 1947 through 2003. Past movements of the S&P 500 Index are not indicative of future S&P 500 Index values.

License Agreement

S&P and Citigroup Global Markets Holdings have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Holdings, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Notes.

The license agreement between S&P and Citigroup Markets Holdings provides that the following language must be stated in this prospectus supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Citigroup Global Markets Holdings (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Global Markets Holdings or the holders of the Notes. S&P has no obligation to take the needs of Citigroup Global Markets Holdings or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

All disclosures contained in this prospectus supplement regarding the S&P 500 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of the Citigroup Global Markets Holdings, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a “U.S. person”) who is the beneficial owner of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Global Markets Holdings that Citigroup Global Markets Holdings and such holder intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the S&P 500 Index at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Global Markets Holdings during the term of the Notes, but instead will be commingled with Citigroup Global Markets Holdings’ other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.)

Under the characterization of the Notes as cash-settled variable forward contracts, a holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder’s tax basis in the Notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity.

It is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the Notes could differ substantially.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis. The IRS and U.S. Treasury Department recently issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Notes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Persons

In the case of a holder of the Notes that is not a U.S. person, any payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Backup Withholding and Information Reporting

A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

UNDERWRITING

The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the Notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup Global Markets Inc., $             principal amount of Notes (             Notes).

The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Notes if it purchases any of the Notes.

Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $             per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession to exceed of $             per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as renumeration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $             per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and the other selling terms.

Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the Notes or any security convertible into or exchangeable for the Notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the Notes subject to this lock-up at any time without notice.

Prior to this offering, there has been no public market for the Notes. Consequently, the initial public offering price for the Notes was determined by negotiations among Citigroup Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Notes will develop and continue after this offering.

Citigroup Global Markets Holdings will apply to list the Notes on the American Stock Exchange under the symbol “SPU,” but cannot assure you that the Notes will be approved for listing.

In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Notes and the underlying stocks of the S&P 500 Index in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Notes or the underlying stocks of the S&P 500 Index made for the purpose of preventing a decline in the market price of the Notes or the underlying stocks of the S&P 500 Index while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

In order to hedge its obligations under the Notes, Citigroup Global Markets Holdings expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the S&P 500 Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Global Markets Holdings” and “ — Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest” in this prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

We estimate that our total expenses for this offering will be $                    .

This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings’ broker-dealer subsidiaries or affiliates in connection with offers and sales of the Notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the Notes and any may discontinue any market making at any time without notice, at its sole discretion.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975 (e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

LEGAL MATTERS

The validity of the Notes and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Edward F. Greene, Esq. Mr. Greene, General Counsel of Citigroup Global Markets Holdings, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary, Gottlieb, Steen and Hamilton, New York, New York. Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the Notes. Cleary, Gottlieb, Steen & Hamilton has from time to time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Global Markets Holdings Inc.

Stock Market Upturn NotesSM

Based Upon

the S&P 500 Index®

Due                     , 2006

($10 Principal Amount Per Note)

Prospectus Supplement

July     , 2004

(Including Prospectus Dated

June 30, 2003)

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